UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET LONDON,

SW1E 5LB UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhp.com
bhp.com

Group Governance

16 November 2017

To: Australian Securities Exchange London Stock Exchange	cc: New York Stock Exchange JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meeting of shareholders of BHP Billiton Limited held in Melbourne, Australia on 16 November 2017 and at the meeting of shareholders of BHP Billiton Plc held in London, United Kingdom on 19 October 2017.

As required by the Dual Listed Company Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom Companies Act 2006 is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077 LEI WZE1WSENV6JSZFK0JC28 Registered in Australia Registered Office: 171 Collins Street, Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 LEI 549300C116EOWV835768 Registered in England and Wales Registered Office: Nova South, 160 Victoria Street, London SW1V 1LH United Kingdom

The headquarters of the BHP Group are in Australia

The poll results for BHP Billiton Limited and BHP Billiton Plc are as follows:

	Business	Votes For	Votes Against	Total Votes Cast	Abstentions	Result

1	To receive the 2017 Financial Statements and Reports for BHP (an ordinary resolution)	3,097,930,775	19,764,171	3,117,694,946	42,378,709	CARRIED
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)	3,064,163,241	88,281,931	3,152,445,172	7,621,078	CARRIED
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)	3,145,093,883	8,556,549	3,153,650,432	6,424,674	CARRIED
4	To approve the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)	3,087,218,886	66,843,067	3,154,061,953	6,001,860	CARRIED
5	To approve the authority to allot equity securities in BHP Billiton Plc for cash (a special resolution)	3,071,357,047	81,392,054	3,152,749,101	7,321,837	CARRIED
6	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)	3,130,150,212	23,227,136	3,153,377,348	6,616,521	CARRIED
7	To approve the Directors’ remuneration policy (ordinary resolution)	3,059,094,279	90,948,519	3,150,042,798	9,658,674	CARRIED
8	To approve the 2017 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)	3,080,606,484	70,946,599	3,151,553,083	8,163,117	CARRIED
9	To approve the 2017 Remuneration Report (a non-binding ordinary resolution)	3,052,369,775	98,906,887	3,151,276,662	8,442,607	CARRIED

	Business	Votes For	Votes Against	Total Votes Cast	Abstentions	Result

10	To approve leaving entitlements (an ordinary resolution)	3,100,854,716	50,999,746	3,151,854,462	8,153,740	CARRIED
11	To approve the grant to the Executive Director (an ordinary resolution)	2,953,318,363	132,551,406	3,085,869,769	74,099,923	CARRIED
12	To elect Terry Bowen as a Director of BHP (an ordinary resolution)	3,148,488,724	6,114,635	3,154,603,359	5,419,630	CARRIED
13	To elect John Mogford as a Director of BHP (an ordinary resolution)	3,148,497,170	6,096,091	3,154,593,261	5,430,928	CARRIED
14	To re-elect Malcolm Broomhead as a Director of BHP (an ordinary resolution)	2,983,547,960	105,360,998	3,088,908,958	71,096,934	CARRIED
15	To re-elect Anita Frew as a Director of BHP (an ordinary resolution)	3,141,101,183	14,113,798	3,155,214,981	4,802,008	CARRIED
16	To re-elect Carolyn Hewson as a Director of BHP (an ordinary resolution)	3,031,320,551	58,055,548	3,089,376,099	70,647,518	CARRIED
17	To re-elect Andrew Mackenzie as a Director of BHP (an ordinary resolution)	3,020,137,241	69,377,684	3,089,514,925	70,500,598	CARRIED
18	To re-elect Lindsay Maxsted as a Director of BHP (an ordinary resolution)	2,979,744,078	109,261,158	3,089,005,236	71,015,119	CARRIED
19	To re-elect Wayne Murdy as a Director of BHP (an ordinary resolution)	2,994,065,688	94,848,640	3,088,914,328	71,069,611	CARRIED
20	To re-elect Shriti Vadera as a Director of BHP (an ordinary resolution)	3,031,212,083	57,851,267	3,089,063,350	70,954,234	CARRIED
21	To re-elect Ken MacKenzie as a Director of BHP (an ordinary resolution)	3,139,340,998	16,888,514	3,156,229,512	4,792,677	CARRIED

	Business	Votes For	Votes Against	Total Votes Cast	Abstentions	Result

22	To amend the constitution of BHP Billiton Limited (a special resolution)	213,222,254	2,784,913,522	2,998,135,776	161,717,485	NOT CARRIED
23	To approve member request on public policy advocacy on climate change and energy (an ordinary resolution, the validity of which is conditional on Item 22 being passed)	271,863,280	2,724,156,806	2,996,020,086	163,915,773	NOT VALID

Appendix 1

BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc

1	To receive the 2017 Financial Statements and Reports for BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,647,288,286	1,469,257,843

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,609,046,433	1,454,059,932
-	was to vote against the resolution	4,781,804	14,979,252
-	was to abstain on the resolution	39,292,569	3,072,504
-	may vote at the proxy’s discretion	33,460,049	218,659

2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,682,793,155	1,468,516,074

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,641,125,559	1,388,339,366
-	was to vote against the resolution	8,341,692	79,938,191
-	was to abstain on the resolution	3,784,180	3,814,273
-	may vote at the proxy’s discretion	33,325,904	238,517

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,682,413,348	1,470,084,405

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,642,402,774	1,467,754,290
-	was to vote against the resolution	6,441,036	2,092,818
-	was to abstain on the resolution	4,167,662	2,245,343
-	may vote at the proxy’s discretion	33,569,538	237,297

4	To approve the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,681,910,008	1,471,005,494

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,638,369,629	1,414,023,251
-	was to vote against the resolution	10,064,573	56,756,199
-	was to abstain on the resolution	4,671,107	1,324,854
-	may vote at the proxy’s discretion	33,475,806	226,044

		Limited	Plc

5	To approve the authority to allot equity securities in BHP Billiton Plc for cash (a special resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,681,654,027	1,469,939,037

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,638,280,969	1,398,218,238
-	was to vote against the resolution	9,869,822	71,494,327
-	was to abstain on the resolution	4,927,073	2,388,451
-	may vote at the proxy’s discretion	33,503,236	226,472

6	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,682,123,174	1,470,100,758

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,642,689,615	1,452,572,192
-	was to vote against the resolution	5,894,810	17,304,757
-	was to abstain on the resolution	4,376,000	2,229,589
-	may vote at the proxy’s discretion	33,538,749	223,809

7	To approve the Directors’ remuneration policy (ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,678,890,562	1,470,268,144

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,613,993,748	1,411,103,720
-	was to vote against the resolution	31,847,855	58,940,341
-	was to abstain on the resolution	7,579,942	2,059,226
-	may vote at the proxy’s discretion	33,048,959	224,083

8	To approve the 2017 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,680,360,581	1,470,307,357

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,618,694,341	1,427,997,984
-	was to vote against the resolution	28,731,863	42,084,445
-	was to abstain on the resolution	6,117,766	2,022,585
-	may vote at the proxy’s discretion	32,934,377	224,928

		Limited	Plc

9	To approve the 2017 Remuneration Report (a non-binding ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,680,158,411	1,470,283,405

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,615,090,490	1,403,411,145
-	was to vote against the resolution	32,179,853	66,644,333
-	was to abstain on the resolution	6,315,400	2,046,942
-	may vote at the proxy’s discretion	32,888,068	227,927

10	To approve leaving entitlements (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,680,750,500	1,470,057,485

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,623,092,766	1,443,637,569
-	was to vote against the resolution	24,735,133	26,192,813
-	was to abstain on the resolution	5,815,484	2,271,583
-	may vote at the proxy’s discretion	32,922,601	227,103

11	To approve the grant to the Executive Director (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,681,114,563	1,403,600,603

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,614,885,588	1,304,235,658
-	was to vote against the resolution	33,319,641	99,131,847
-	was to abstain on the resolution	5,361,960	68,729,394
-	may vote at the proxy’s discretion	32,909,334	233,098

12	To elect Terry Bowen as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,682,936,702	1,470,503,211

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,644,277,514	1,469,091,887
-	was to vote against the resolution	4,931,029	1,180,305
-	was to abstain on the resolution	3,589,413	1,825,937
-	may vote at the proxy’s discretion	33,728,159	231,019

		Limited	Plc

13	To elect John Mogford as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,682,921,749	1,470,508,066

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,644,248,168	1,469,112,741
-	was to vote against the resolution	4,921,549	1,164,606
-	was to abstain on the resolution	3,604,366	1,822,282
-	may vote at the proxy’s discretion	33,752,032	230,719

14	To re-elect Malcolm Broomhead as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,683,298,636	1,404,460,845

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,600,487,820	1,348,037,914
-	was to vote against the resolution	49,159,077	56,189,405
-	was to abstain on the resolution	3,217,382	67,869,503
-	may vote at the proxy’s discretion	33,651,739	233,526

15	To re-elect Anita Frew as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,683,548,981	1,470,512,335

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,640,758,230	1,465,341,608
-	was to vote against the resolution	9,159,571	4,941,736
-	was to abstain on the resolution	2,976,134	1,818,013
-	may vote at the proxy’s discretion	33,631,180	228,991

16	To re-elect Carolyn Hewson as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,683,687,901	1,404,526,280

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,638,851,425	1,357,526,054
-	was to vote against the resolution	11,264,932	46,770,700
-	was to abstain on the resolution	2,837,842	67,803,868
-	may vote at the proxy’s discretion	33,571,544	229,526

		Limited	Plc

17	To re-elect Andrew Mackenzie as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,683,590,025	1,404,757,865

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,633,948,707	1,351,243,819
-	was to vote against the resolution	16,083,200	53,289,705
-	was to abstain on the resolution	2,935,625	67,572,483
-	may vote at the proxy’s discretion	33,558,118	224,341

18	To re-elect Lindsay Maxsted as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,683,352,781	1,404,523,742

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,607,630,871	1,337,221,635
-	was to vote against the resolution	42,132,253	67,073,066
-	was to abstain on the resolution	3,172,034	67,806,072
-	may vote at the proxy’s discretion	33,589,657	229,041

19	To re-elect Wayne Murdy as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,683,236,231	1,404,523,519

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,600,505,517	1,358,333,860
-	was to vote against the resolution	48,861,287	45,960,408
-	was to abstain on the resolution	3,257,834	67,806,829
-	may vote at the proxy’s discretion	33,869,427	229,251

20	To re-elect Shriti Vadera as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,683,388,237	1,404,519,400

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,637,628,743	1,358,452,760
-	was to vote against the resolution	11,998,865	45,840,458
-	was to abstain on the resolution	3,137,578	67,810,948
-	may vote at the proxy’s discretion	33,760,629	226,182

		Limited	Plc

21	To re-elect Ken MacKenzie as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,683,559,654	1,471,508,274

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,644,364,255	1,459,570,003
-	was to vote against the resolution	5,176,467	11,708,842
-	was to abstain on the resolution	2,966,461	1,822,074
-	may vote at the proxy’s discretion	34,018,932	229,429

22	To amend the constitution of BHP Billiton Limited (a special resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,653,870,405	1,353,028,992

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	116,370,837	96,573,354
-	was to vote against the resolution	1,504,887,072	1,256,252,089
-	was to abstain on the resolution	32,667,698	119,117,019
-	may vote at the proxy’s discretion	32,612,496	203,549

	This Item was not passed.

23	To approve member request on public policy advocacy on climate change and energy (an ordinary resolution, the validity of which was conditional on Item 22 being passed)
*	Total number of votes exercisable by all proxies validly appointed	1,643,595,587	1,361,146,182

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	165,224,876	106,362,396
-	was to vote against the resolution	1,445,863,990	1,254,576,244
-	was to abstain on the resolution	42,971,017	111,054,236
-	may vote at the proxy’s discretion	32,506,721	207,542

	As Item 22 was not passed, Item 23 was not valid.

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom Companies Act 2006 and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 19 October 2017) are:

	Item of Business	Votes cast %*
1	To receive the 2017 Financial Statements and Reports for BHP	69.57%
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc	69.53%
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	69.60%
4	To approve the general authority to issue shares in BHP Billiton Plc	69.65%
5	To approve the authority to allot equity securities in BHP Billiton Plc for cash	69.60%
6	To approve the repurchase of shares in BHP Billiton Plc	69.61%
7	To approve the Directors’ remuneration policy	69.61%
8	To approve the 2017 Remuneration Report other than the part containing the Directors’ remuneration policy	69.62%
9	To approve the 2017 Remuneration Report	69.61%
10	To approve leaving entitlements	69.60%
11	To approve the grant to the Executive Director	66.46%
12	To elect Terry Bowen as a Director of BHP	69.62%
13	To elect John Mogford as a Director of BHP	69.62%
14	To re-elect Malcolm Broomhead as a Director of BHP	66.50%
15	To re-elect Anita Frew as a Director of BHP	69.62%
16	To re-elect Carolyn Hewson as a Director of BHP	66.50%
17	To re-elect Andrew Mackenzie as a Director of BHP	66.51%
18	To re-elect Lindsay Maxsted as a Director of BHP	66.50%

19	To re-elect Wayne Murdy as a Director of BHP	66.50%
20	To re-elect Shriti Vadera as a Director of BHP	66.50%
21	To re-elect Ken MacKenzie as a Director of BHP	69.67%
22	To amend the constitution of BHP Billiton Limited	64.06%
23	To approve member request on public policy advocacy on climate change and energy	64.45%

*This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 and 3 of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 16, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary